UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

On September 22, 2025 at 04:02 p.m., the Bank has received a Show Cause Notice (SCN) under section 73 of West Bengal Goods and Services Tax Act, 2017 from Deputy Commissioner of Revenue, West Bengal. The aforesaid SCN includes an issue amounting to ₹ 15,60,94,512/- (Tax ₹ 8,67,57,468/- interest ₹ 6,06,61,297/- and penalty ₹ 86,75,747/-) relating to GST demand on services provided by banks to customers maintaining specified minimum balances in their accounts.

While the Bank is in litigation (including writ petition) on similar issue raised in orders/SCNs in the past, since the aggregate/cumulative amount involved in the above crosses the materiality threshold, this matter is being reported.

The Bank will file a reply to the said SCN within prescribed timelines.

The Bank was in the process of evaluating the contents of the SCN which has resulted in a delay in the disclosure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: September 23, 2025	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Associate Leadership Team

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India